DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DYNR2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04215-P57763

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNARESOURCE, INC.

The Board of Directors recommends you vote FOR the following proposals:

	For All	Withhold All	For All Except
1. To elect four Class I Directors to the Company's Board of Directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Brent Omland
02) Rohan Hazelton
03) Dale Petrini
04) Maria Virginia Anzola

	For	Against	Abstain
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2026.	☐	☐	☐
4. To approve an amendment to the Company's 2024 Amended and Restated Equity Incentive Plan to increase the number of shares authorized for issuance under the plan.	☐	☐	☐
5. To approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's capital stock from 60,001,000 to 120,001,000 and to increase the number of authorized shares of the Company's common stock, par value $.01 per share, from 40,000,000 to 100,000,000.	☐	☐	☐
6. To approve, on an advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐

7. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

T04216-P57763

DYNARESOURCE, INC.
Annual Meeting of Stockholders
Wednesday, November 18, 2026 11:00 a.m. Central Time
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Rohan Hazelton, or failing him, Alonso Sotomayor, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of DYNARESOURCE, INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at Wednesday, November 18, 2026, at 11:00 a.m. Central Time, virtually at www.virtualshareholdermeeting.com/DYNR2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

DYNARESOURCE

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DYNR2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04217-P57763

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNARESOURCE, INC.

The Board of Directors recommends you vote FOR the following proposals:

2. To elect one Class II Director to the Company's Board of Directors.

Nominee:	**For**	**Withhold**
2a. Phillip A. Rose	☐	☐

	For	**Against**	**Abstain**
3. To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2026.	☐	☐	☐
4. To approve an amendment to the Company's 2024 Amended and Restated Equity Incentive Plan to increase the number of shares authorized for issuance under the plan.	☐	☐	☐
5. To approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's capital stock from 60,001,000 to 120,001,000 and to increase the number of authorized shares of the Company's common stock, par value $.01 per share, from 40,000,000 to 100,000,000.	☐	☐	☐
6. To approve, on an advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐

7. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

T04218-P57763

DYNARESOURCE, INC.
Annual Meeting of Stockholders
Wednesday, November 18, 2026 11:00 a.m. Central Time
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Rohan Hazelton, or failing him, Alonso Sotomayor, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Series C Preferred Stock of DYNARESOURCE, INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at Wednesday, November 18, 2026, at 11:00 a.m. Central Time, virtually at www.virtualshareholdermeeting.com/DYNR2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

DYNARESOURCE

DYNARESOURCE, INC.
THE URBAN TOWERS OF LAS COLINAS
222 W. LAS COLINAS BLVD., SUITE 1910 NORTH TOWER
LAS COLINAS, IRVING, TX 75039

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DYNR2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04219-P57763

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNARESOURCE, INC.

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
3.	To ratify the appointment of Davidson & Company LLP as our independent registered public accounting firm for 2026.	☐	☐	☐
4.	To approve an amendment to the Company's 2024 Amended and Restated Equity Incentive Plan to increase the number of shares authorized for issuance under the plan.	☐	☐	☐
5.	To approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's capital stock from 60,001,000 to 120,001,000 and to increase the number of authorized shares of the Company's common stock, par value $.01 per share, from 40,000,000 to 100,000,000.	☐	☐	☐
6.	To approve, on an advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐
7.	Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.			

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

T04220-P57763

DYNARESOURCE, INC.
Annual Meeting of Stockholders
Wednesday, November 18, 2026 11:00 a.m. Central Time
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Rohan Hazelton, or failing him, Alonso Sotomayor, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Series D Preferred Stock and Series E Preferred Stock of DYNARESOURCE, INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at Wednesday, November 18, 2026, at 11:00 a.m. Central Time, virtually at www.virtualshareholdermeeting.com/DYNR2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side